UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

STEM HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

85858U107

(CUSIP Number)

Mark Groussman

Flying High Financial Corporation

445 W. 40th Street #403369

Miami Beach, FL 33140

(212) 628-1591

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2017

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

CUSIP No. 92921M203	13D

1.	NAMES OF REPORTING PERSONS Mark Groussman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3 below)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 833,334

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 833,334

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 833,334
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14.	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

The purpose of this Schedule 13D filing is to disclose the ownership of Stem Holdings, Inc. (“the Company”) Common Stock, par value $0.001 (“Stem Common Shares”). On December 5, 2017, the Reporting Person purchased 625,000 shares of Company Common Stock at a price of $2.40 per share pursuant to a Share Purchase Agreement as a part of a private offering by the Company. On January 29, 2018, the Reporting Person purchased an additional 208,334 shares of Company Common Stock at a price of $2.40 per share pursuant to a Share Purchase Agreement as a part of a private offering by the Company. As a result of such transactions, the Reporting Person currently holds 833,334 shares of Company Common Stock. The shares are held by Flying High Financial Corporation, the beneficial owner of which is Mark Groussman.

This Schedule 13D is being filed by Mark Groussman to disclose his ownership of approximately 9.0% of the Company’s outstanding Common Stock.

Item 1. Security and Issuer.

The name of the issuer is Stem Holdings, Inc., a Nevada corporation which has its principal offices at 7777 Glades Road, Suite 203, Boca Raton, FL 33434. This statement relates to the Company’s common stock, $0.001 par value per share.

Item 2. Identity and Background.

This Schedule 13D is being filed by Mark Groussman, beneficial owner of Flying High Financial Corporation, which has its principal offices at 445 W. 40th Street #403369, Miami Beach, FL 33140 (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person used personal funds and working capital for the purchase of the shares.

Item 4. Purpose of Transaction.

On December 5, 2017, the Reporting Person purchased 625,000 shares of Company Common Stock at a price of $2.40 per share pursuant to a Share Purchase Agreement as a part of a private offering by the Company. On January 29, 2018, the Reporting Person purchased an additional 208,334 shares of Company Common Stock at a price of $2.40 per share pursuant to a Share Purchase Agreement as a part of a private offering by the Company. As a result of such transactions, the Reporting Person currently holds 833,334 shares of Company Common Stock.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person is the beneficial owner of 833,334 shares of the Company’s common stock, representing approximately 9.0% of the outstanding shares of the Company’s common stock. Said amount includes all shares issuable to the Reporting Person on account of all Warrants held by the Reporting Person convertible or exercisable within sixty (60) days of the date of this report. Other than as described therein, the Reporting Person does not own any other securities of the Company. The holder believes the number of shares of the Company’s outstanding common stock to be 8,845,360 as of May 31, 2018.

(b)	The Reporting Person has the sole power to vote and dispose of the 833,334 shares.

(c)	Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in the Explanatory Note, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2018

	By:	/s/ Mark Groussman
Mark Groussman